UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Receipt of a Land Assessment from the Israel Land Authority Requiring Payment of Consent Fees in the Amount of NIS 160 Million in connection with the Manara Project

Ellomay Capital Ltd. (the “Company”) hereby announces that Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”) received a land assessment (the “Assessment”) from the Israel Land Authority (the “ILA”) in connection with the project to construct a 156MW pumped hydro storage facility in the Manara Cliff, Israel (the “Manara Project”). The Company currently indirectly owns 75% of Ellomay PS and of the Manara Project.

The Assessment requires Ellomay PS to pay approximately NIS 160 million (approximately $45.4 million) to the ILA in consideration for the ILA’s consent to the sublease of the land on which the Manara Project is currently planned to be constructed. The ILA’s consent is required in order to obtain financing for the construction of the Manara Project.

Ellomay PS has the right to appeal the Assessment. Ellomay PS and its advisors believe that the consent fee required is significantly higher than the reasonable amount, among other reasons due to the consent fee reflecting a demand for payment of more than NIS 1 million per one installed MW. Ellomay PS is reviewing the Assessment and contemplating its future steps in connection with the Assessment and the Manara Project. The conditional license granted to Ellomay PS by the Israeli Electricity Authority requires that the Manara Project reach financial closing by February 28, 2020. To the extent possible and within the limitations of the timeframes and milestones prescribed by the conditional license, Ellomay PS will attempt to reduce the Assessment to a reasonable amount that will maintain the economic feasibility of the Manara Project. If the Assessment is not timely overturned or significantly reduced, Ellomay PS may resolve to halt the Manara Project.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the decision as to whether to file an appeal on the Assessment, the timeline and outcome of such appeal, the validity of the conditional license granted to Ellomay PS. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: November 1, 2019